November 18, 2013

Karen Rosotto
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Managed Portfolio Series (File Nos. 333-172080; 811-22525)

Dear Karen:

Enclosed please find Post-Effective Amendment No. 100 under the Securities Act of 1933 and No. 101 under the Investment Company Act of 1940 to the Registration Statement of Managed Portfolio Series (the “Trust”) on Form N-1A (the “Amendment”) regarding the Institutional Class Shares and Investor Class Shares of Smith Group Small Cap Focused Growth Fund, a series of the Trust.

We have acted as counsel for the Trust in connection with the filing of this Amendment with the United States Securities and Exchange Commission (“SEC”).

We believe that this Amendment is filed solely for one or more of the purposes specified in paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended (the “Rule”), and no material event requiring disclosure in the prospectus, other than one listed in paragraph (b)(1) of the Rule or one for which the SEC has approved a filing under paragraph (b)(1)(vii) of the Rule, has occurred since the effective date of the Trust’s registration statement.

Very truly yours,

Bernstein Shur